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                 February 11, 2022

       Zackery Weber
       Vice President of Finance
       INSIGNIA SYSTEMS INC/MN
       212 Third Avenue N, Suite 356
       Minneapolis, Minnesota 55401

                                                        Re: INSIGNIA SYSTEMS
INC/MN
                                                            Registration
Statement on Form S-3
                                                            Filed on February
4, 2022
                                                            File No. 333-262542

       Dear Mr. Weber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              Joshua Colburn